Exhibit 99.1

Q4
2024
EARNINGS RESULTS
Conference Call
Wednesday, February 19, 2025
9:00 a.m. (Mexico City Time)
10:00 a.m. (Eastern Time)

To participate in the conference call please connect via webcast or by dialing:
International Toll-Free:    +1 (888) 350-3870
International Toll:    +1 (646) 960-0308
International Numbers:    https://events.q4irportal.com/custom/access/2324/
Participant Code:    1849111

Webcast:    https://events.q4inc.com/attendee/500867021

The replay will be available two hours after the call had ended and can be accessed from Vesta's IR website.

Juan Sottil
CFO
+52 55 5950-0070 ext. 133
jsottil@vesta.com.mx
Fernanda Bettinger
IRO
+52 55 5950-0070 ext. 163
mfbettinger@vesta.com.mx
investor.relations@vesta.com.mx
Barbara Cano
InspIR Group
+1 (646) 452-2334
barbara@inspirgroup.com

Mexico City, February 18, 2025 – Corporación Inmobiliaria Vesta S.A.B. de C.V., (“Vesta”, or the “Company”) (BMV: VESTA; NYSE: VTMX), a leading industrial real estate company in Mexico, today announced results for the fourth quarter ended December 31, 2024. All figures included herein were prepared in accordance with International Financial Reporting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto. Vesta’s financial results are stated in US dollars unless otherwise noted.
Q4 2024 Highlights

•Vesta delivered strong financial results for the full year 2024, achieving US$ 252.3 million in total income; a 17.7% year over year increase which exceeded the 17% upper range of Vesta's revised revenue guidance. 2024 Adjusted NOI1 margin reached 94.6%, also exceeding revised guidance of 94.5%, while Adjusted EBITDA2 margin reached 83.5% in line with the 83.5% revised guidance. Vesta FFO ended 2024 at US$ 160.1 million; a 25.2% increase compared to US$ 127.9 million in 2023.

•Vesta achieved strong leasing activity in 2024, reaching a total of 7.7 million sf; 3.5 million sf in new leases and 4.2 million in lease renewals, with a six-year average weighted lease life.
•Fourth quarter 2024 leasing activity reached 1.6 million sf: 739 thousand sf in new contracts, most in the Bajio Region with premier global companies in the electronics, automotive and logistics sectors, and 813 thousand sf in lease renewals. Vesta’s fourth quarter 2024 total portfolio occupancy therefore reached 93.4%, while stabilized and same-store occupancy reached 95.5% and 97.6%, respectively.
•2024 renewals and re-leasing reached 4.7 million sf with a trailing twelve-month weighted average spread of 8.4%. Same-store NOI increased by 4.2% year on year.
•During the quarter, the Company acquired 36.3 acres of land in Guadalajara adjacent to the Vesta Park Guadalajara. This strategic acquisition enables Vesta to build approximately 700,000 sf of GLA, utilizing the Park's existing infrastructure. We also sold a small piece of land in the Bajio, in line with our asset recycling program.
•New construction totaled 2.6 million square feet in 2024, at an estimated 11.0% weighted average yield on cost. During the fourth quarter Vesta began construction on three new buildings in Querétaro totaling 560 thousand sf with an estimated total investment of US$ 33.7 million.
•Vesta’s current construction in progress reached 2.8 million sf by the end of the fourth quarter 2024, representing an estimated investment of approximately US$ 214.1 million and a 10.9% yield on cost, in markets including Mexico City, Puebla, Querétaro, Aguascalientes and Monterrey.
•The Company successfully closed a US$ 545 million Global Syndicated Sustainable Credit Facility during the fourth quarter 2024, comprised of a US$ 345 million term loan with an 18-month availability period and a US$ 200 million revolving credit facility, replacing the Company's prior US $200 million in-place undrawn Revolving Credit Facility.
•Vesta´s 2024 share repurchase program reached US$ 42.3 million, or 16.5 million shares, approximately 1.9% of total outstanding shares. The Company’s strategy remains focused on consistently allocating capital to ensure the most significant shareholder return.
•On January 15, 2025 Vesta paid US$ 16.2 million in dividends, equivalent to PS$ 0.3883 per ordinary share for the fourth quarter 2024.
•In 2024, Vesta launched its updated ESG Strategy aligned with the Company's Route 2030. The new strategy is led by four pillars: Governance and Integrity, Social, Environmental and Sustainable Business. The Company was also included within the S&P/BMV Total ESG Mexico Index in 2024, for the fifth consecutive year, and was included within the S&P Global Sustainability Yearbook for the third consecutive year. Further, Vesta has surpass its targets related to the sustainability-linked bond issued
1 Adjusted NOI and Adjusted NOI Margin calculations have been modified, please refer to Notes and Disclaimers.
2Adjusted EBITDA and Adjusted EBITDA Margin calculations have been modified, please refer to Notes and Disclaimers at the beginning of 2021, having ended 2024 with eleven new LEED certified buildings and 20 buildings with Edge Certification, as a result the Company has reached approximately 39% of certified GLA. Vesta is among the leading companies in the MSCI rating, having achieved AA rating for the second consecutive year.
•Subsequent to quarter's end, in January 2025, Vesta acquired 4.2 million sf of land in Ciudad Juarez, enabling the Company to build six new buildings comprised of 1.6 million sf, aligned with delivering on the Vesta Route 2030 growth strategy.

Guidance 2025

Vesta has modified its 2025 revenue guidance methodology to exclude energy revenues, enabling the Company to focus on rental revenue plus reimbursable building services. Vesta expects 2025 revenues to increase between 10.0-11.0% with a 94.5% Adjusted NOI margin and an 83.5% Adjusted EBITDA margin, while maintaining the Company´s solid performance across key operational metrics.3

				12 months
Financial Indicators (million)	Q4 2024	Q4 2023	Chg. %	2024	2023	Chg. %
Total Rental Income	65.2	55.9	16.5	252.3	214.5	17.7
Total Revenues (-) Energy	63.3	54.0	17.1	244.8	212.5	15.2
Adjusted NOI	59.1	53.0	11.7	231.5	201.2	15.1
Adjusted NOI Margin %	93.5%	98.1%		94.6%	94.6%
Adjusted EBITDA	52.3	44.1	18.5	204.4	174.2	17.3
Adjusted EBITDA Margin %	82.7%	81.7%		83.5%	82.0%
EBITDA Per Share	0.0596	0.0520	14.6	0.2314	0.2266	2.1
Total Comprehensive Income	(66.6)	112.3	(159.4)	210.2	324.5	(35.2)
Vesta FFO	41.7	32.6	28.0	160.1	127.9	25.2
Vesta FFO Per Share	0.0476	0.0384	2390.0	0.1813	0.1664	890.0
Vesta FFO (-) Tax Expense	40.2	14.4	178.5	128.2	36.0	256.3
Vesta FFO (-) Tax Expense Per Share	0.0458	0.0170	169.5	0.1452	0.0468	210.1
Diluted EPS	(0.0760)	0.1323	(157.4)	0.2380	0.4221	(43.6)
Shares (average)	877.1	848.7	3.3	883.3	768.8	14.9
•Vesta’s fourth quarter 2024 total income was US$ 65.2 million; a 16.5% year over year increase. Fourth 2024 Adjusted NOI1 margin and Adjusted EBITDA2 margin reached 93.5% and 82.7%, respectively. Vesta FFO ended fourth quarter 2024 at US$ 41.7 million; a 28.0% increase compared to US$ 32.6 million in fourth 2023.
•Fourth quarter 2024 revenue reached US$ 65.2 million; a 16.5% year on year increase from US$ 55.9 million in the fourth quarter 2023 primarily due to US$ 6.4 million in new revenue-generating contracts and a US$ 2.2 million inflationary benefit on fourth quarter 2024 results.
•Fourth quarter 2024 Adjusted Net Operating Income (Adjusted NOI) increased 11.7% to US$ 59.1 million, compared to US$ 53.0 million in the fourth quarter 2023. The fourth quarter 2024 Adjusted NOI margin was 93.5%; a 460-basis-point year on year decrease due to increased costs related to rental income generating properties.
•Adjusted EBITDA for the quarter increased 18.5% to US$ 52.3 million, as compared to US$ 44.1 million in the fourth quarter 2023. The Adjusted EBITDA margin was 82.7%; a 100-basis-point increase primarily due to a decrease in administrative expenses during the quarter.
3 These amounts are estimates and are based on management’s current expectations. Amounts are subject to change and Vesta undertakes no responsibility to update this outlook. The Company is unable to present a quantitative reconciliation of expected NOI margin and expected Adjusted EBITDA margin which are forward-looking non-IFRS measures, because the Company cannot reliably predict certain of their necessary components, such as gain on revaluation of investment property, exchange gain (loss) – net, or gain on sale of investment property, among others.

3

•Fourth quarter 2024 Vesta funds from operations after tax (Vesta FFO (-) Tax Expense) increased to a US$ 40.2 million gain, from US$ 14.4 million for the same period in 2023. Vesta FFO after tax per share was US$ 0.0458 for the fourth quarter 2024 compared with US$ 0.0170 for the same period in 2023, an This increase is due to higher income and a decrease in current taxes for the fourth quarter 2024. Fourth quarter 2024 Vesta FFO excluding current tax was US$ 41.7 million compared to US$ 32.6 million in the fourth quarter 2023, due to higher profit and lower interest expenses relative to the same period in 2023.
•Fourth quarter 2024 total comprehensive loss was US$ 66.6 million, versus a US$ 112.3 million gain in the fourth quarter 2023, primarily due to an increase in current taxes during the fourth quarter 2024.
•The total value of Vesta’s investment property portfolio was US$ 3.7 billion as of December 31, 2024; a 15.1% increase compared to US$ 3.2 billion at the end of December 31, 2023.

4

Letter from the CEO
NAVIGATING UNCERTAINTY WITH A CLEAR NEW STRATEGIC ROUTE TO 2030

2024 was a pivotal year- marked by geopolitical tensions, armed conflicts, and multiple elections- with resulting volatility that continues into 2025. Trump's disruptive second term and its potential impact, particularly on Mexico, adds to the uncertainty. For Vesta, 2024 was a year of significant progress in key areas and of our 2019 to 2024 Level 3 Strategy- all related targets which Vesta not only met but exceeded. In November we unveiled our Route 2030 strategic plan, a detailed roadmap that clearly defines the next phase in Vesta's sustained value creation journey led by our Company's balanced and prudent approach to investment, growth and profitability.

While Mexico is currently experiencing some short-term risk, the country's long-term opportunity remains robust. Mexico's invaluable strategic proximity to the U.S., favorable demographics, and critical role in global supply chains ensures its position for enduring success. However, Trump’s tariff plans are currently undetermined which, coupled with his administration’s reassessment of global trade practices, create understandable concern among governments, businesses, and investors about the potential impacts on Mexico's economy and foreign direct investment inflows.

Vesta has become a global industrial real estate leader, with a more than twenty five year history often managing through turbulent environments. We'll therefore maintain our unwavering focus on delivering results, aligned with our Route 2030 strategic plan, despite the current landscape. Vesta is well positioned for long-term growth, entering 2025 with a robust financial position and strong cash reserves.

2024 was a year of solid leasing activity, reaching 7.7 million square feet with 3.5 million square feet in new leases, nearly 80% of which signed with Vesta's long-term best-in-class tenants in e-Commerce as well as light manufacturing for the North American supply chain. Renewals for the year reached 4.2 million square feet. It is important to note that Vesta has always prioritized lease quality, in terms of tenants as well as currency. Our focus on dollar-denominated contracts resulted in 89% of our 2024 revenues being in dollars, an important competitive advantage and non-negotiable stabilizing factor which will never change at Vesta.

Market dynamics in the second half of 2024 reflected increasing demand in the Bajio Region with a slowdown in Tijuana and Juarez, as can be expected due to the current uncertainty. However, fourth quarter leasing activity remained strong, reaching 1.6 million square feet; 0.7 million square feet of which was through new leases with multinational clients. We saw 0.8 million square feet in renewals, with 8.4% tracking twelve months increase in rent spreads and a four year weighted average lease term.

Close client relationships and deep local experience provide us with a unique and privileged ability to anticipate opportunities that drive Vesta’s development pipeline, supported by a strong balance sheet. Further, we continue to significantly diversify and strengthen our portfolio; reducing our dependency on key accounts while broadening our exposure to new industries and global best-in-class companies while maintaining a high retention rates.

Vesta delivered almost 3.0 million square feet in new buildings and began construction on 2.6 million square feet in 2024. Our investment process is disciplined, resulting from considerable market experience, strategically allocating capital to the markets that matter most. We ended the fourth quarter with a total development pipeline of 2.8 million square feet at an expected investment of US$ 214.1 million and an average cap rate of 10.9%.

We have been actively repurchasing shares as part of our capital allocation strategy, investing US$ 42.3 million to repurchase approximately 2%, or 16.2 million, of our outstanding shares over the last four months of the year alone.

Our land acquisition program has continued to be successful as a key component to our sustained growth. As was announced at Vesta Day, we acquired a plot of land in Guadalajara adjacent to our Vesta Park Guadalajara. This represents one of our most successful investment cases to date, adding approximately 700,000 sq ft in GLA of buildable area.

ESG is a key pillar of Vesta's Route 2030 strategy, with ambitious KPI's related to Governance and Integrity, Social, Environmental and Sustainable Business. Vesta's related success has been recognized through our 2024 inclusion within the S&P/BMV Total ESG Mexico Index for the fifth consecutive year, and within the S&P Global Sustainability Yearbook for the third consecutive year. Further, Vesta remains on track to achieve its targets related to the sustainability-linked bond we issued at the beginning of 2021, having ended 2024 with

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11 new LEED certified buildings and 20 buildings with EDGE certification. Vesta is among the leading MSCI-rated companies, having achieved a AA rating for the second consecutive year.

Along these lines, we closed a global syndicated sustainability-linked credit facility for US$545 million during the fourth quarter 2024.

Finally, Vesta again delivered strong financial results for the year, with 2024 revenues increasing by more than 17%, to US$ 252.3 million, and Adjusted NOI and EBITDA margins of 94.6% and 83.5%, respectively. Full year 2024 Vesta FFO reached US$ 160.1 million; a 25.2% year on year increase. And we invested more than US$ 231.1 million in innovative, best-in-class projects throughout the year.

As we enter 2025, Vesta is guided by a clearly defined strategic roadmap which will drive our continued growth in the years ahead. Important competitive advantages, such as the outstanding quality of our assets, our ironclad balance sheet and demonstrated ability to be agile when needed while remaining grounded in our decisions both when reacting and when anticipating, led by a team of industry-leading experts dedicated to identifying key opportunities, ensure that our Company is well positioned to navigate market uncertainties. Our commitment to innovation extends across all aspects of our business, including energy, where we take pride in our forward-thinking approach to efficient and sustainable energy sourcing. As we adapt to an ever evolving market, we remain firmly committed to sustainable growth and to creating enduring value for all stakeholders.

Thank you for your continued support.

Lorenzo D. Berho
CEO

6

Fourth Quarter Financial Summary
Consolidated Statutory Accounts
The accompanying consolidated condensed interim financial statements have been prepared based on International Accounting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial consolidated statements, including the notes thereto and are stated in US dollars unless otherwise noted.
All consolidated financial statements have been prepared using an historical cost basis, excluding investment properties and financial instruments at the end of each reporting period. Historical cost is largely based on the fair value of the consideration given in exchange for assets. Fourth quarter 2024 results are presented in comparison to the same period of the prior year and on an adjusted basis based on the same accounting rules.
Revenues

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q4 2024	Q4 2023	Chg. %	2024	2023	Chg. %
Revenues
Rental income	59.9	53.0	13.1	231.2	200.3	15.5
Reimbursable building services	3.4	1.0	246.5	13.2	11.2	17.0
Energy income	1.9	1.9	(0.2)	7.6	1.9	290.2
Management fees	0.0	0.1	0.0	0.4	1.0	(63.1)
Total Revenues	65.2	55.9	16.5	252.3	214.5	17.7
Total Operating Property Costs	(7.4)	(4.9)	52.4	(24.6)	(18.2)	34.8
Related to properties that generate rental income	(7.0)	(3.2)	123.2	(21.2)	(13.5)	57.6
Costs related to properties	(4.1)	(1.0)	294.3	(13.2)	(11.4)	16.4
Costs related to energy	(2.9)	(2.1)	37.8	(8.0)	(2.1)	280.8
Related to properties that did not generate rental income	(0.4)	(1.7)	(77.5)	(3.3)	(4.8)	(29.7)
Adjusted Net Operating Income	59.1	53.0	11.7	231.5	201.2	15.1
Vesta’s fourth quarter 2024 total revenues increased 16.5% to US$ 65.2 million, from US$ 55.9 million in the fourth quarter 2023. The US$ 9.3 million rental revenue increase was primarily due to: [i] a US$ 6.4 million, or 11.4%, increase from space rented in the fourth quarter of 2024 which had previously been vacant in the fourth quarter of 2023; [ii] a US$ 2.2 million, or 4.0%, increase related to inflationary adjustments on rented property in the fourth quarter of 2024; and [iii] a US$ 2.4 million increase in other income reflecting reimbursements for expenses paid by Vesta on behalf of clients that are not recorded as rental revenue.
These results were partially offset by: [i] a US$ 1.2 million, or 2.1%, decrease related to lease agreements which expired and were not renewed during the fourth quarter 2024; [ii] a US$ 0.3 million, or 0.5%, decrease in rental income due to the conversion of peso-denominated rental income into US dollars; [iii] US$ 0.3 million, or 0.5%%, decrease related to lease agreements which were renewed during the fourth quarter 2024 at a lower rental rate in order to extend a short term renewal option to a longer term lease agreement; and [iv] US$ 0.1 million decrease related to a management fee collected during 2023 but not in 2024.
88.7% of Vesta’s fourth quarter 2024 rental revenues were US dollar denominated and indexed to the US Consumer Price Index (CPI), an increase from 87.8% in the fourth quarter 2023. Contracts denominated in pesos are adjusted annually based on the equivalent Mexican Consumer Price Index, the “Indice Nacional de Precios al Consumidor” (INPC).

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Property Operating Costs
Vesta’s fourth quarter 2024 total operating costs reached US$ 7.4 million, compared to US$ 4.9 million in the fourth quarter 2023; a US$ 2.6 million, or 52.4%, increase due to increased costs related to rental income generating properties.
During the fourth quarter 2024, costs related to investment properties generating rental revenues amounted to US$ 7.0 million, compared to US$ 3.2 million for the same period in 2023. This was primarily attributable to an increase in costs related to real estate taxes, insurance costs, maintenance and other property related expenses, as well as higher energy-related costs, which increased to US$ 2.9 million in fourth quarter 2024, from US$ 2.1 million in fourth quarter 2023.
Costs from investment properties which did not generate rental revenues during the fourth quarter 2024 decreased by US$ 1.3 million to US$ 0.4 million. This was primarily due to decrease in Vesta Parks' vacancy rate compared to last year.
Adjusted Net Operating Income (Adjusted NOI) 3
Fourth quarter Adjusted Net Operating Income increased 11.7% to US$ 59.1 million year on year with an 460-basis-point NOI margin decrease, to 93.5%. This decrease was due to higher costs related to rental income generating properties resulting in a lower margin.
General and Administrative Expenses

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q4 2024	Q4 2023	Chg. %	2024	2023	Chg. %
General and Administrative Expenses	(8.5)	(8.8)	(3.8)	(32.8)	(30.1)	8.7
Stock- based Compensation Expenses	2.0	1.7	17.9	9.0	8.0	12.3
Depreciation	(0.5)	(0.6)	(8.9)	(1.4)	(1.6)	(10.3)
Adjusted EBITDA	52.3	44.1	18.5	204.4	174.2	17.3
Fourth quarter 2024 administrative expenses totaled US$ 8.5 million, compared to US$ 8.8 million in the fourth quarter of 2023; a 3.8% decrease. The decrease is primarily due to the peso depreciation relative to the US dollar as compared to same period last year thereby decreasing various expenses across the Company.
Expenses related to the share-based payment of Vesta’s compensation plan amounted to US$ 2.0 million for the fourth quarter of 2024. For more detailed information on Vesta’s expenses, please see Note 18 within the Company’s Financial Statements.
Depreciation
Fourth quarter 2024 depreciation was US$ 0.5 million, compared to US$ 0.6 million in the fourth quarter of 2023. This amount reflects depreciation for office space and equipment as well as the amortization of Vesta´s operating systems.

___________________________________
1.NOI and NOI Margin calculations have been modified, please refer to Notes and Disclaimers

8

Adjusted EBITDA 4
Fourth quarter 2024 Adjusted EBITDA increased 18.5% to US$ 52.3 million, from US$ 44.1 million in the fourth quarter 2023, and the EBITDA margin increased 100-basis-points to 82.7%, as compared to 81.7% for the same period of last year. This margin increase was due to lower expenses during the fourth quarter 2024.
Other Income and Expense

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q4 2024	Q4 2023	Chg. %	2024	2023	Chg. %
Other Income and Expenses
Interest income	2.0	3.9	(0.50)	15.2	9.4	0.60
Other (expenses) income	0.9	2.7	(0.70)	4.3	5.1	(0.20)
Other net income energy	(0.8)	(3.0)	(0.70)	(5.2)	(3.0)	0.70
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(10.6)	(11.6)	(0.10)	(44.3)	(46.3)	—
Exchange gain (loss)	(0.9)	2.7	(1.30)	(10.8)	8.9	(2.20)
Gain from properties sold	2.4	(0.5)	(6.10)	2.6	(0.5)	(6.70)
Gain on revaluation of investment properties	39.4	63.9	(0.40)	270.7	243.5	0.10
Total other income (expenses)	32.4	58.1	(0.40)	232.6	217.1	0.10
Total fourth quarter 2024 other income reached US$ 32.4 million, compared to US$ 58.1 million in other income at the end of the fourth quarter 2023, a decrease primarily due to lower gain on revaluation of investment properties.
Fourth quarter 2024 interest income decreased to US$ 2.0 million year on year, from US$ 3.9 million in the fourth quarter 2023, due to an lower cash position during the fourth quarter 2024 relative to that of the fourth quarter 2023.
Fourth quarter 2024 other income resulted in a US$ 0.9 million gain due to the net result of the Company’s other accounting expenses.
Fourth quarter 2024 other net expense related to energy resulted in a US$ 0.8 million expense, which reflects energy sold to companies which are not Vesta´s clients.
Fourth quarter 2024 interest expense decreased to US$ 10.6 million, from US$ 11.6 million for the same quarter in 2023, reflecting a lower debt balance resulting from the payment of the first tranche of the 2017 private bond.
Vesta’s fourth quarter 2024 foreign exchange loss was US$ 0.9 million, compared to a US$ 2.7 million gain in fourth quarter 2023. This loss relates primarily to a sequential currency movement in Vesta’s dollar-denominated debt balance during fourth quarter 2024 within WTN, the Company’s only subsidiary that uses the Mexican peso as its functional currency.
During the fourth quarter 2024 the Company had an income of US$ 2.4 million as a result from properties a small piece of land in the Bajio Region.
Fourth quarter 2024 valuation of investment properties resulted in a US$ 39.4 million gain, compared to a US$ 63.9 million gain in the fourth quarter of 2023. This year-on-year decrease was due to a slower pace of development throughout the year, as well as an increase in discount rates.

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___________________________________
2.EBITDA and EBITDA Margin calculations have been modified, please refer to Notes and Disclaimers
Profit Before Income Taxes

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q4 2024	Q4 2023	Chg. %	2024	2023	Chg. %
Profit Before Income Taxes	81.2	99.8	(18.7)	426.2	381.6	11.7
Income Tax Expense	(143.8)	14.0	(1,128.7)	(202.8)	(65.0)	na
Current Tax	(1.5)	(18.2)	(0.9)	(31.9)	(92.0)	na
Deferred Tax	(142.3)	32.1	(5.4)	(170.9)	27.0	na
Profit for the Period	(62.6)	113.8	(155.0)	223.3	316.6	(29.5)
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	(4.0)	(1.6)	1.5	(13.2)	7.9	(2.7)
Total Comprehensive Income for the period	(66.6)	112.3	(1.6)	210.2	324.5	(0.4)
Due to the above factors, fourth quarter 2024 profit before income tax reached US$ 81.2 million, compared to US$ 99.8 million for the same quarter last year.
Income Tax Expense
Vesta reported a US$ 143.8 million income tax expense in the fourth quarter 2024, compared to a US$ 14.0 million gain in fourth quarter 2023.
To calculate the income tax expense for each quarter of the year the Company estimated 2024 ETR, considering stable balances, the statutory rate, the effects of expected exchange rates on tax balances and the expected effects of inflation.
Fourth Quarter 2024 Profit
Due to the above, the Company’s fourth quarter 2024 loss was US$ 62.6 million, compared to US$ 113.8 million profit in the fourth quarter 2023.
Total Comprehensive Income (Loss) for the Period
Vesta closed the fourth quarter 2024 with US$ 66.6 million in total comprehensive income loss, compared to a US$ 112.3 million gain at the end of the fourth quarter of 2023, due to the above factors. This comprehensive income was partially offset by a US$ 4.0 million comprehensive loss in exchange differences when translating other functional currency operations.

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Funds from Operations (FFO)

				12 months
FFO Reconciliation (million)	Q4 2024	Q4 2023	Chg. %	2024	2023	Chg. %
Profit for the year	(62.6)	113.8	(155.0)	223.3	316.6	(29.5)
Gain on revaluation of investment properties	(39.4)	(63.9)	(38.4)	(270.7)	(243.5)	11.2
Gain in properties sold	(2.4)	0.5	na	(2.6)	0.5	na
FFO	(104.4)	50.4	(307.2)	(50.0)	73.6	(167.9)
Stock- based Compensation Expenses	2.0	1.7	17.9	9.0	8.0	12.3
Exchange Gain (Loss)	0.9	(2.7)	(131.8)	10.8	(8.9)	(221.7)
Depreciation	0.5	0.6	(8.9)	1.4	1.6	(10.3)
Other income	(0.9)	(2.7)	(66.6)	(4.3)	(5.1)	(16.2)
Other income energy	0.8	3.0	(72.4)	5.2	3.0	69.6
Energy	1.0	0.2	494.3	0.4	0.2	167.9
Interest income	(2.0)	(3.9)	(47.4)	(15.2)	(9.4)	61.3
Income Tax Expense	143.8	(14.0)	(1,128.7)	202.8	65.0	na
Vesta FFO	41.7	32.6	28.0	160.1	127.9	25.2
Vesta FFO per share	0.0476	0.0384	23.9	0.1813	0.1664	8.9
Current Tax	(1.5)	(18.2)	(91.6)	(31.9)	(92.0)	na
Vesta FFO (-) Tax Expense	40.2	14.4	178.5	128.2	36.0	256.3
Vesta FFO (-) Tax Expense per share	0.0458	0.0170	169.5	0.1452	0.0468	210.1
Fourth quarter 2024 Vesta Funds from Operations (Vesta FFO (-) Tax Expense) after tax expense resulted in a US$ 40.2 million, or US$ 0.0458 per share, gain compared with a US$ 14.4 million, or US$ 0.0170 per share, gain for fourth quarter 2023.
Vesta FFO for the fourth quarter 2024 reached US$ 41.7 million; a 28.0% increase compared with US$ 32.6 million in fourth quarter 2023.
Capex
Investing activities during the fourth quarter of 2024 were primarily related to payments for works in progress in the construction of new buildings in the Northern, Bajio and Central regions, reflected in a US$ 58.6 million total expense.
Debt
As of December 31, 2024, the Company´s overall balance of debt was US$ 847.1 million, of which US$ 49.9 million is related to short-term liabilities and US$ 797.2 million is related to long-term liabilities. The secured portion of the debt is approximately 34.8% of total debt and is guaranteed by some of the Company’s investment properties, as well as by the related income derived from these properties. As of fourth quarter 2024, 100% of Vesta’s debt was denominated in US dollars and 100% of its interest rate was fixed.
Stabilized Portfolio
Vesta currently reports stabilized portfolio occupancy and same store occupancy as management believes these metrics are useful indicators of the performance of the Company’s operating portfolio. The additional metrics are intended to reflect market best practices and better enable the comparison of Vesta’s performance with the performance of its publicly traded industrial real estate peers.
The "operating portfolio" calculation includes properties which have reached 80% occupancy or have been completed for more than one year, whichever occurs first.

11

	Q4 2023			Q4 2024
Region	Stabilized Portfolio		Growth SF	Stabilized Portfolio
	SF	%	SF	SF	%
Central Mexico	7,256,310	20.2%	850,047	8,106,357	20.6%
Bajio	17,796,356	49.5%	802,183	18,598,539	47.4%
North	10,871,194	30.3%	1,689,206	12,560,400	32.0%
Total	35,923,860	100%	3,341,436	39,265,296	100%

	Q4 2023		Q4 2024
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	7,054,893	97.2%	8,106,357	100.0%
Bajio	16,976,381	95.4%	17,787,462	95.6%
North	10,691,756	98.3%	11,596,366	92.3%
Total	34,723,029	96.7%	37,490,185	95.5%
Same-Store Portfolio
Based on the updated calculation, this metric will only include properties within the Company’s portfolio which have been stabilized for the entirety of current and comparable periods. This amended definition is intended to reflect market best practices and aid in the comparison of Vesta’s performance with the performance of its publicly traded industrial real estate peers. Vesta has provided below a reconciliation of the updated definition versus the prior definition.

	Q4 2023			Q4 2024
Region	Same Store Portfolio		Growth SF	Same Store Portfolio
	SF	%	SF	SF	%
Central Mexico	7,179,938	22.1%	76,371	7,256,309	20.1%
Bajio	15,842,844	48.7%	1,969,037	17,811,881	49.3%
North	9,520,026	29.3%	1,561,966	11,081,992	30.7%
Total	32,542,808	100%	3,607,374	36,150,182	100%

	Q4 2023		Q4 2024
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	6,978,521	97.2%	7,256,309	100.0%
Bajio	15,262,119	96.3%	17,162,564	96.4%
North	9,340,588	98.1%	10,871,460	98.1%
Total	31,581,228	97.0%	35,290,333	97.6%
Total Portfolio
As of December 31, 2024, the Company’s portfolio was comprised of 225 high-quality industrial assets, with a total gross leased area (“GLA”) of 40.3 million sf (3.7 million square meters “m2”) and with 88.7% of the Company’s income denominated in US dollars. The majority of Vesta’s properties are located in markets representing the most significant economic growth in the country, such as the Northern, Central and Bajio regions. Vesta’s tenants are predominantly multinational companies, and the Company has balanced industry exposure to sectors such as e-commerce/online retail, food and beverage, automotive, aerospace and logistics, among others.

12

	Q3 2024		Q4 2024
Region	Total Portfolio		Growth SF	Total Portfolio
	SF	%	SF	SF	%
Central Mexico	7,256,310	18.6%	1,063,112	8,319,422	20.6%
Bajio	19,033,534	48.7%	160,351	19,193,885	47.6%
North	12,786,659	32.7%	(2)	12,786,657	31.7%
Total	39,076,503	100%	1,223,461	40,299,964	100%
Total Vacancy
Vesta’s property portfolio had a 6.6% vacancy rate as of December 31, 2024.

	Q3 2024		Q4 2024
	Vacant SF	% Total	Vacant SF	% Total
Central Mexico	0	—%	213,065	2.6%
Bajio	1,350,556	7.1%	1,255,577	6.5%
North	1,048,139	8.2%	1,190,291	9.3%
Total	2,398,695	6.1%	2,658,933	6.6%
Projects Under Construction
Vesta is currently developing 2,776,714 sf (257,965 m2) in inventory and BTS buildings.

Projects under Construction
Project	GLA (SF)	GLA (m2)	Investment (1) (thousand USD)	Type	Expected Termination Date	City	Region
Apodaca 5	476,964	44,311	44.7	Inventory	Mar-25	Monterrey	North Region
Apodaca 6	209,383	19,452	15.8	Inventory	Apr-25	Monterrey	North Region
Apodaca 7	202,179	18,783	17.1	Inventory	Apr-25	Monterrey	North Region
Apodaca 8	730,762	67,890	57.2	Inventory	Aug-25	Monterrey	North Region
Aguascalientes 4	122,063	11,340	8.3	Inventory	Mar-25	Aguascalientes	Bajio Region
Aguascalientes 5	217,093	20,169	12.4	Inventory	Feb-25	Aguascalientes	Bajio Region
PIQ-13	186,983	17,371	12.3	Inventory	Aug-25	Querétaro	Bajio Region
Querétaro 8	218,194	20,271	12.2	Inventory	Aug-25	Querétaro	Bajio Region
Querétaro 9	155,674	14,463	9.3	Inventory	Aug-25	Querétaro	Bajio Region
Punta Norte 2	171,286	15,913	18.7	Inventory	Apr-25	Valle de México	Central Region
Puebla 4	86,133	8,002	6.1	Inventory	Feb-25	Puebla	Central Region
Total	2,776,714	257,965	214.1
(1)Investment includes proportional cost of land and infrastructure.
*Adjusted based on final leasing terms.

13

Land Reserves
The Company had 28.7 million sf in land reserves as of December 31, 2024.

	September 30, 2024	December 31, 2024
Region	Gross Land Area (SF)	Gross Land Area (SF)	% Chg.
Tijuana	3,847,171	3,847,171	—%
Monterrey	0	0	na
Juárez	0	0	na
San Luis Potosí	2,555,692	2,555,692	0.0%
Querétaro	4,701,268	3,561,966	(24.2)%
Guanajuato	3,404,979	3,404,979	0.0%
Aguascalientes	10,981,487	10,281,833	-6.4%
SMA	3,597,220	3,597,220	0.0%
Guadalajara	0	1,408,555	na
Puebla	0	0	na
Mexico City	0	0	na
Total	29,087,817	28,657,415	-1.5%

14

Summary of 12-Month 2024 Results

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q4 2024	Q4 2023	Chg. %	2024	2023	Chg. %
Revenues
Rental income	59.9	53.0	13.1	231.2	200.3	15.5
Reimbursable building services	3.4	1.0	246.5	13.2	11.2	17.0
Energy income	1.9	1.9	(0.2)	7.6	1.9	290.2
Management fees	0.0	0.1	—	0.4	1.0	(63.1)
Total Revenues	65.2	55.9	16.5	252.3	214.5	17.7
Total Operating Property Costs	(7.4)	(4.9)	52.4	(24.6)	(18.2)	34.8
Related to properties that generate rental income	(7.0)	(3.2)	123.2	(21.2)	(13.5)	57.6
Costs related to properties	(4.1)	(1.0)	294.3	(13.2)	(11.4)	16.4
Costs related to energy	(2.9)	(2.1)	37.8	(8.0)	(2.1)	280.8
Related to properties that did not generate rental income	(0.40)	(1.70)	(77.5)	(3.3)	(4.8)	(29.7)
Adjusted Net Operating Income	59.1	53.0	11.7	231.5	201.2	15.1
General and Administrative Expenses	(8.5)	(8.8)	(3.8)	(32.8)	(30.1)	8.7
Stock- based Compensation Expenses	2.0	1.7	17.9	9.0	8.0	12.3
Depreciation	(0.5)	(0.6)	(8.9)	(1.4)	(1.6)	(10.3)
Adjusted EBITDA	52.3	44.1	18.5	204.4	174.2	17.3
Other Income and Expenses
Interest income	2.0	3.9	(0.5)	15.2	9.4	0.6
Other (expenses) income	0.9	2.7	(0.7)	4.3	5.1	(0.2)
Other net income energy	(0.8)	(3.0)	(0.7)	(5.2)	(3.0)	0.7
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(10.6)	(11.6)	(0.1)	(44.3)	(46.3)	—
Exchange gain (loss)	(0.9)	2.7	(1.3)	(10.8)	8.9	(2.2)
Gain from properties sold	2.4	(0.5)	(6.1)	2.6	(0.5)	(6.7)
Gain on revaluation of investment properties	39.4	63.9	(0.4)	270.7	243.5	0.1
Total other income (expenses)	32.4	58.1	(0.4)	232.6	217.1	0.1
Profit Before Income Taxes	81.2	99.8	(18.7)	426.2	381.6	11.7
Income Tax Expense	(143.8)	14.0	(1,128.7)	(202.8)	(65.0)	na
Current Tax	(1.5)	(18.2)	(0.9)	(31.9)	(92.0)	na
Deferred Tax	(142.3)	32.1	(5.4)	(170.9)	27.0	na
Profit for the Period	(62.6)	113.8	(155.0)	223.3	316.6	(29.5)
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	(4.0)	(1.6)	1.5	(13.2)	7.9	(2.7)
Total Comprehensive Income for the period	(66.6)	112.3	(1.6)	210.2	324.5	(0.4)
Shares (average)	877.1	848.7	3.3	883.3	768.8	14.9
Diluted EPS	(0.0760)	0.1323		0.2380	0.4221
Revenues increased 17.7% to US$ 252.3 million for the accumulated twelve months of 2024, compared to US$ 214.5 million in 2023, while operating costs increased to US$ 24.6 million, or 34.8% compared to US$ 18.2 million in 2023, primarily due to the increase in properties that generate income. Adjusted Net operating income for the twelve months 2024 was US$ 231.5 million compared to US$ 201.2 million in the same period of 2023.

15

At the close of December 31, 2024, administrative expenses increased by 8.7% to US$ 32.8 million in 2024, from US$ 30.1 million in 2023, primarily due to an increase in employee annual salaries, marketing expenses, other expenses and to Vesta´s stock-based compensation.
Total other income for the twelve months of 2024 was US$ 232.6 million, compared to US$ 217.1 million in the prior year. The result reflects an increase in interest income, lower interest expense and higher gain on the revaluation of investment properties.
The Company’s profit before tax therefore amounted to US$ 426.2 million for the first twelve months of 2024.
Income tax for the twelve months ending December 31, 2024 resulted in a US$ 202.8 million expense, compared to US$ 65.0 million expense for the twelve months ended December 31, 2023. This year-on-year increase was primarily due to an increase in deferred taxes.
Profit for the twelve months of 2024 was US$ 223.3 million, compared to US$ 316.6 million in the same period of 2023, due to factors described above.
Vesta ended the twelve-month period ending December 31, 2024 with US$ 210.2 million in total comprehensive income, compared to US$ 324.5 million at the end of the twelve-months of 2023 period, due to the factors previously described. This gain was partially decreased by a US$ 13.2 million loss in functional currency operations.
Capex for the twelve-months of 2024 reached US$ 231.1 million and was related to the investment property development.

16

Subsequent Events
Dividends:
Vesta shareholders approved a US$ 64.7 million-dollar dividend at its Annual General Shareholders Meeting held on March 21, 2024, to be paid in quarterly installments at the closing exchange rate of the day prior to payment. The quarterly dividend per share will be determined based on the outstanding number of shares on the distribution date.
Vesta paid a cash dividend for the fourth quarter 2024 equivalent to PS$ 0.3883 per ordinary share on January 14, 2025. The dividend was paid through the S.D. Indeval S.A. de C.V. Institución para el Depósito de Valores (INDEVAL). This amount was provisioned within the Company’s financial statements at the end of the fourth quarter 2024 as dividends payable.

Dividends per share
Q1 2024	0.2915
Q2 2024	0.3233
Q3 2024	0.3576
Q4 2024	0.3883

17

Appendix: Financial Tables

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q4 2024	Q4 2023	Chg. %	2024	2023	Chg. %
Revenues
Rental income	59.9	53.0	13.1	231.2	200.3	15.5
Reimbursable building services	3.4	1.0	246.5	13.2	11.2	17.0
Energy income	1.9	1.9	(0.2)	7.6	1.9	290.2
Management fees	0.0	0.1	—	0.4	1.0	(63.1)
Total Revenues	65.2	55.9	16.5	252.3	214.5	17.7
Total Operating Property Costs	(7.4)	(4.9)	52.4	(24.6)	(18.2)	34.8
Related to properties that generate rental income	(7.0)	(3.2)	123.2	(21.2)	(13.5)	57.6
Costs related to properties	(4.1)	(1.0)	294.3	(13.2)	(11.4)	16.4
Costs related to energy	(2.9)	(2.1)	37.8	(8.0)	(2.1)	280.8
Related to properties that did not generate rental income	(0.40)	(1.70)	(77.5)	(3.3)	(4.8)	(29.7)
Adjusted Net Operating Income	59.1	53.0	11.7	231.5	201.2	15.1
General and Administrative Expenses	(8.5)	(8.8)	(3.8)	(32.8)	(30.1)	8.7
Stock- based Compensation Expenses	2.0	1.7	17.9	9.0	8.0	12.3
Depreciation	(0.5)	(0.6)	(8.9)	(1.4)	(1.6)	(10.3)
Adjusted EBITDA	52.3	44.1	18.5	204.4	174.2	17.3
Other Income and Expenses
Interest income	2.0	3.9	(0.5)	15.2	9.4	0.6
Other (expenses) income	0.9	2.7	(0.7)	4.3	5.1	(0.2)
Other net income energy	(0.8)	(3.0)	(0.7)	(5.2)	(3.0)	0.7
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(10.6)	(11.6)	(0.1)	(44.3)	(46.3)	—
Exchange gain (loss)	(0.9)	2.7	(1.3)	(10.8)	8.9	(2.2)
Gain from properties sold	2.4	(0.5)	(6.1)	2.6	(0.5)	(6.7)
Gain on revaluation of investment properties	39.4	63.9	(0.4)	270.7	243.5	0.1
Total other income (expenses)	32.4	58.1	(0.4)	232.6	217.1	0.1
Profit Before Income Taxes	81.2	99.8	(18.7)	426.2	381.6	11.7
Income Tax Expense	(143.8)	14.0	(1,128.7)	(202.8)	(65.0)	na
Current Tax	(1.5)	(18.2)	(0.9)	(31.9)	(92.0)	na
Deferred Tax	(142.3)	32.1	(5.4)	(170.9)	27.0	na
Profit for the Period	(62.6)	113.8	(155.0)	223.3	316.6	(29.5)
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	(4.0)	(1.6)	1.5	(13.2)	7.9	(2.7)
Total Comprehensive Income for the period	(66.6)	112.3	(1.6)	210.2	324.5	(0.4)
Shares (average)	877.1	848.7	3.3	883.3	768.8	14.9
Diluted EPS	(0.0760)	0.1323		0.2380	0.4221

18

Consolidated Statements of Financial Position (million)	December 31, 2024	December 31, 2023
ASSETS
CURRENT
Cash and cash equivalents	184.1	501.2
Financial assets held for trading	0.0	0.0
Accounts receivable- net	52.8	33.9
Operating lease receivable	4.7	10.1
Due from related parties	0.0	0.0
Prepaid expenses	2.1	21.3
Guarantee deposits made	0.0	0.0
Total current assets	243.8	566.4
NON-CURRENT
Investment properties	3,696.8	3,212.2
Leasing Terms	0.5	0.8
Office equipment - net	2.4	2.5
Derivative financial instruments	0.0	0.0
Guarantee Deposits made	14.5	10.2
Total non-current assets	3,714.2	3,225.8

TOTAL ASSETS	3,957.9	3,792.2

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	49.9	69.6
Financial leases payable-short term	0.4	0.6
Accrued interest	2.9	3.1
Accounts payable	14.2	13.2
Income tax payable	0.6	38.8
Dividends payable	16.2	15.2
Accrued expenses	6.6	7.1
Total current liabilities	90.8	147.6
NON-CURRENT
Long-term debt	797.2	845.6
Financial leases payable-long term	0.1	0.3
Derivative financial instruments	0.0	0.0
Guarantee deposits received	27.4	25.7
Long-term accounts payable	0.0	7.7
Employees benefits	2.2	1.5
Deferred income taxes	442.8	276.9
Total non-current liabilities	1,269.8	1,157.7

TOTAL LIABILITIES	1,360.7	1,305.2

STOCKHOLDERS' EQUITY
Capital stock	585.5	591.6
Additional paid-in capital	905.7	934.9
Retained earnings	1,148.4	989.7
Share-base payments reserve	3.9	3.7
Foreign currency translation	(46.2)	(33.0)
Valuation of derivative financial instruments	0.0	0.0
Total shareholders' equity	2,597.3	2,487.0

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,957.9	3,792.2

19

Consolidated Statements of Cash Flows (million)	December 31, 2024	December 31, 2023
Cash flow from operating activities:
Profit before income taxes	426.2	381.6
Adjustments:
Depreciation	0.8	1.0
Depreciation of right of use assets	0.7	0.6
Gain on revaluation of investment properties	(270.7)	(243.5)
Effect of foreign exchange rates	(2.3)	(1.0)
Interest income	(15.2)	(9.4)
Interest expense	41.9	44.3
Amortization debt issuance-related expenses	2.3	2.0
Expense recognized related to share-based payments	9.0	8.0
Employee benefits	(2.6)	0.5
Gain in sale of investment property	0.7	1.2
Income tax benefit from equity issuance costs	0.0	8.3
Working capital adjustments
(Increase) decrease in:
Operating leases receivables- net	5.4	(2.4)
Recoverable taxes	(19.0)	(3.8)
Guarantee Deposits made	0.5	(1.1)
Prepaid expenses	19.2	4.0
(Increase) decrease in:
Accounts payable	(8.5)	0.0
Accrued expenses	(0.4)	1.9
Guarantee Deposits received	1.7	7.3
Interest received	15.2	9.4
Income Tax Paid	(75.0)	(64.1)
Net cash generated by operating activities	129.70	144.8

Cash flow from investing activities
Purchases of investment property	(231.1)	(263.1)
Non-tenant reimbursements	0.0	0.0
Sale of investment property	5.1	42.1
Acquisition of office furniture	(0.6)	(2.1)
Net cash used in investing activities	(226.7)	(223.1)

Cash flow from financing activities
Interest paid	(42.1)	(45.0)
Loans obtained	0.0	0.0
Loans paid	(69.6)	(16.8)
Cost of debt issuance	(5.6)	0.0
Dividends paid	(63.7)	(59.5)
Repurchase of treasury shares	(44.2)	0.0
Equity issuance	0.0	594.4
Costs of equity issuance	0.0	(27.7)
Payment of lease liabilities	(0.8)	(0.6)
Net cash (used in) generated by financing activities	(225.9)	444.7

Effects of exchange rates changes on cash	5.8	(4.4)
Net Increase in cash and cash equivalents	(317.0)	362.0
Cash, restricted cash and cash equivalents at the beginning of period	501.9	139.9
Cash, restricted cash and cash equivalents at the end of period	184.9	501.9

20

Consolidated Statements of Changes in Stockholders’ Equity (million)	Capital Stock	Additional Paid-in Capital	Retained Earnings	Share-based payment reserve	Foreign Currency Translation	Total Stockholders´ Equity

Balances as of December 31, 2022	480.6	460.7	733.4	6.0	(40.9)	1,639.8
Equity Issuance	108.8	466.2	0.0	0.0	0.0	575.0
Vested shares	2.2	8.0	0.0	(10.3)	0.0	0.0
Share-based payments	0.0	0.0	0.0	8.0	0.0	8.0
Dividends declared	0.0	0.0	(60.3)	0.0	0.0	(60.3)
Comprehensive income (loss)	0.0	0.0	316.6	0.0	7.9	324.5
Balances as of December 31, 2023	591.6	934.9	989.7	3.7	(33.0)	2,487.0
Vested shares	2.5	6.4	0.0	(8.8)	0.0	0.0
Share-based payments	0.0	0.0	0.0	9.0	0.0	9.0
Repurchase of shares	(8.6)	(35.6)	0.0	0.0	0.0	(44.2)
Dividends payments	0.0	0.0	(64.7)	0.0	0.0	(64.7)
Comprehensive income	0.0	0.0	223.3	0.0	(13.2)	210.2
Balances as of December 30, 2024	585.5	905.7	1,148.4	3.9	(46.2)	2,597.3

21

Notes and Disclaimers
Interim Consolidated Condensed Financial Statements: The figures presented within this release for the three-month periods ending December 31, 2024 and 2023 have not been audited.
Exchange Rate: The exchange rates used for the figures expressed in US dollars (US$) were:

Date	Exchange Rate
Balance Sheet
December 31, 2023	16.894
December 31, 2024	20.268
Income Statement
Q4 2023 (average)	17..583
Q4 2024 (average)	20.067
2023 (average)	17.762
2024 (average)	18.302
“Adjusted EBITDA” as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation expense (k) energy income and (l) energy costs during the relevant period
“Adjusted EBITDA margin” means Adjusted EBITDA divided by total revenues minus energy income.
“NOI” means the sum of Adjusted EBITDA plus general and administrative expenses, reversing the discrete depreciation expense impact in Adjusted EBITDA minus and stock-based compensation expense during the relevant period.
“Adjusted NOI” means the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period minus energy costs.
“Adjusted NOI margin” means Adjusted NOI divided by total revenues minus energy income.
“FFO” means profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property.
“Vesta FFO” means the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, other energy income net, interest income, total income tax expense, depreciation and stock-based compensation expense and equity plus.
Prior period: Unless otherwise stated, the comparison of operating and financial figures compares the same prior year period.
Percentages may not sum to total due to rounding.
Build to Suit (BTS): a building which is custom-made in design and construction in order to meet client-specific needs.
Inventory buildings: buildings constructed in accordance with standard industry specifications, for those clients that do not require a BTS Building.

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Analyst Coverage
In compliance with the internal regulation of the BMV, article 4.033.01 Frac. VIII, Vesta is covered by analysts at the following brokers:
•Barclays Bank Mexico, S.A.
•Bank of America
•BBVA Bancomer S.A.
•Bradesco BBI Research
•BTG Pactual US Capital LLC
•Casa de Bolsa Credit Suisse S.A. de C.V.
•Casa de Bolsa Santander S.A. de C.V.
•Citigroup Global Markets Inc.
•GBM Grupo Bursátil Mexicano S.A. de C.V.
•Grupo Financiero Interacciones S.A. de C.V.
•Grupo Signum, S.A. de C.V.
•Goldman Sachs
•Itaú Corretora de Valores S.A
•J.P. Morgan Casa de Bolsa, S.A. de C.V.
•Morgan Stanley
•Scotia Inverlat Casa de Bolsa S.A. de C.V.

About Vesta
Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of December 31, 2024, Vesta owned 225 properties located in modern industrial parks in 16 states of Mexico totaling a GLA of 40.3 million sf (3.7 million m2). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, retail, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information visit: www.vesta.com.mx.
Note on Forward-Looking Statements
This report may contain certain forward-looking statements and information relating to the Company and its expected future performance that reflects the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic and political climates; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for our properties; (iv) risks associated with acquisitions, dispositions and development of properties; (v) tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that we maintain; (vii) environmental uncertainties, including risks of natural

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disasters; (viii) risks related to any potential health crisis and the measures that governments, agencies, law enforcement and/or health authorities implement to address such crisis; and (ix) those additional factors discussed in reports filed with the Bolsa Mexicana de Valores and in the U.S. Securities and Exchange Commission. We caution you that these important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements, including any financial guidance, whether as a result of new information, future events or otherwise except as may be required by law.
Definitions / Discussion of Non-GAAP Financial Measures:
Change in Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO calculation methodology
During the year ended December 31, 2023, our business began to experience different effects associated with our tenants growing their operations in Mexico that among other impacts resulted in increased energy consumption which we recognize as an energy income and energy cost during the period. Our management considered these income and costs represent a business activity not actively managed by us and does not relate directly to our business operation and strategy; therefore, we updated our policy to further adjust our Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO to exclude energy income and energy costs.
We have applied the change in calculation methodology retroactively. This change had an impact on Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO of $0.3 million, ($0.4) million and $0.0 million as of December 31, 2023, 2022 and 2021.
Reconciliation of Adjusted EBITDA, NOI and Adjusted NOI
The table below sets forth a reconciliation of Adjusted EBITDA, NOI and Adjusted NOI to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We calculate Adjusted EBITDA as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation expense (k) energy income and (l) energy costs during the relevant period. We calculate NOI as the sum of Adjusted EBITDA plus general and administrative expenses, reversing the discrete depreciation expense impact in Adjusted EBITDA minus and stock-based compensation expense during the relevant period. We calculate Adjusted NOI as the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.
Adjusted EBITDA is not a financial measure recognized under IFRS and does not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties) before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in tenant’s operation, capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.
NOI or Adjusted NOI are not financial measures recognized under IFRS and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI and Adjusted NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as we typically have a strong development portfolio of “speculative buildings.” Under IAS 40, we have adopted the fair value model to measure our investment property and, for that reason, our financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI or Adjusted NOI. We believe that NOI is useful to

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investors as a performance measure and that it provides useful information regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI and Adjusted NOI may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI or Adjusted NOI differently.
Adjusted EBITDA margin, NOI margin and Adjusted NOI margin
The table below also includes a reconciliation of Adjusted EBITDA margin, NOI margin and Adjusted NOI margin to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We present margin ratios to rental income plus management fees minus electricity income to compliment the understanding of our operating performance; measuring our profitability compared to the revenues directly related to our business activities.

	For the Three-Month		12 months
	Period Ended December 31,		Cumulative
	2024	2023	2024	2023

	(millions of US$)
Profit for the period	(62.6)	113.8	223.3	316.6
(+) Total income tax expense	143.8	(14.0)	202.8	65.0
(-) Interest income	(2.0)	(3.9)	(15.2)	(9.4)
(-) Other income – net(1)	(0.9)	(2.7)	(4.3)	(5.1)
(-) Other income energy	0.8	3.0	5.2	3.0
(+) Finance costs	10.6	11.6	44.3	46.3
(-) Exchange gain (loss) - net	0.9	(2.7)	10.8	(8.9)
(-) Gain on sale of investment property	(2.4)	0.5	(2.6)	0.5
(-) Gain on revaluation of investment property	(39.4)	(63.9)	(270.7)	(243.5)
(+) Depreciation	0.5	0.6	1.4	1.6
(+) Long-term incentive plan and Equity plus	2.0	1.7	9.0	8.0
(+) Energy net	1.0	0.2	0.4	0.2
Adjusted EBITDA	52.3	44.1	204.4	174.2
(+) General and administrative expenses	8.5	8.8	32.8	30.1
(-) Long-term incentive plan and Equity plus	(2.0)	(1.7)	(9.0)	(8.0)
NOI	58.7	51.2	228.2	196.4
(+) Property operating costs related to properties that did not generate rental income	0.4	1.7	3.3	4.8
Adjusted NOI	59.1	53.0	231.5	201.2
(1)Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to our audited consolidated financial statements.
Reconciliation of FFO and Vesta FFO
The table below sets forth a reconciliation of FFO and Vesta FFO to profit for the period, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. FFO is calculated as profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property. We calculate Vesta FFO as the sum of FFO, as adjusted for the

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impact of exchange gain (loss) - net, other income – net, interest income, total income tax expense, depreciation and long-term incentive plan and equity plus.
The Company believes that Vesta FFO is useful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our business operations. We believe Vesta FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential. Additionally, since Vesta FFO does not capture the level of capital expenditures per maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe Vesta FFO’s usefulness as a measure of performance may be limited.
Our computation of FFO and Vesta FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Vesta FFO should not be considered as a substitute for net profit for the period attributable to our common shareholders.

	For the Three-Month		12 months
	Period Ended December 31,		Cumulative
	2024	2023	2024	2023

	(millions of US$)
Profit for the period	(62.6)	113.8	223.3	316.6
(-) Gain on sale of investment property	(2.4)	0.5	(2.6)	0.5
(-) Gain on revaluation of investment property	(39.4)	(63.9)	(270.7)	(243.5)
FFO	(104.4)	50.4	(50.0)	73.6
(-) Exchange gain (loss) – net	0.9	(2.7)	10.8	(8.9)
(-) Other income – net(1)	(0.9)	(2.7)	(4.3)	(5.1)
(-) Other income energy	0.8	3.0	5.2	3.0
(-) Interest income	(2.0)	(3.9)	(15.2)	(9.4)
(+) Total income tax expense	143.8	(14.0)	202.8	65.0
(+) Depreciation	0.5	0.6	1.4	1.6
(+) Long-term incentive plan and Equity plus	2.0	1.7	9.0	8.0
(+) Energy net	1.0	0.2	0.4	0.2
Vesta FFO	41.7	32.6	160.1	127.9
(1)Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to Vesta’s consolidated financial statements.

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